March 3, 2025

Naijiang (Eric) Zhou
Chief Financial Officer
Xunlei Ltd
3709 Baishi Road, Nanshan District, Shenzhen, 518000
The People   s Republic of China

       Re: Xunlei Ltd
           Form 20-F for the fiscal year ended December 31, 2023
           File No. 001-35224
Dear Naijiang (Eric) Zhou:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Haiping Li